Exhibit (a)(1)(G)

SUPPLEMENT TO
OFFER TO PURCHASE FOR CASH
by
Collabrium Japan Acquisition Corporation
of
Up to 1,346,041 of its Ordinary Shares
at a Purchase Price of $10.52619 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2014, UNLESS THE OFFER IS OTHERWISE EXTENDED.

The date of this Supplement to Offer to Purchase for Cash is August 8, 2014.

Collabrium Japan Acquisition Corporation (“Collabrium,” “we,” “us” or “our”) hereby amends and supplements its offer to purchase up to 1,346,041 of Collabrium’s issued and outstanding ordinary shares, no par value (the “Ordinary Shares”), at a purchase price of $10.52619 per share, net to the seller in cash, without interest (the “Share Purchase Price” or “Purchase Price”), for a total Purchase Price of up to $14,168,684.42, upon the terms and subject to certain conditions described in the Offer to Purchase for Cash dated July 23, 2014 (the “Offer to Purchase”) and in the letter of transmittal for the Ordinary Shares (the “Letter of Transmittal”).

The terms and conditions of the Offer set forth in the Offer to Purchase remain applicable in all respects to the Offer, except to the extent modified by this Supplement to Offer to Purchase for Cash (the “Supplement”) (which, together with the Offer to Purchase and the Letter of Transmittal, as they may hereafter be amended or supplemented from time to time, constitute the “Offer”). Where information in the Offer to Purchase is in conflict with, is supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

EXCEPT AS DESCRIBED IN THIS SUPPLEMENT, ALL TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED.

If more than 1,346,041 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer. Accordingly, there will be no proration in the event that more than 1,346,041 Ordinary Shares are validly tendered and not properly withdrawn in the Offer. If we terminate the Offer, we will NOT purchase any Ordinary Shares pursuant to the Offer.

Questions and Answers

In order to clarify the Board’s intentions with respect to future extensions of Collabrium’s deadline to complete an initial business combination, the Offer to Purchase is hereby amended by deleting the question and answer titled “Why are we making the Offer?” on page 6 and replacing it in its entirety with the following:

“Q.	Why are we making the Offer?”

“A.	Our business objective is to complete an initial business combination with one or more target businesses. Since we will not be able to complete an initial business combination prior to August 24, 2014, our board of directors has determined that it would be in the best interests of our shareholders to amend the Charter and the IMTA in order to take advantage of the Extension. This Offer is being made in connection with the Extension to provide our shareholders an opportunity to redeem their Public Shares for a pro-rata portion of our Trust Account, in accordance with their right to receive such monies under the Charter, in the event our shareholders approve the Extension.”

“If more than 1,346,041 Ordinary Shares are validly tendered and not properly withdrawn pursuant to the Offer, or the Extension Condition or the Net Tangible Assets Condition are not satisfied, we will amend, terminate or extend the Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) be able to take advantage of the Extension to consummate an initial business combination, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense upon expiration or termination of the Offer. Accordingly, our board of directors recommends that you NOT tender Ordinary Shares pursuant to the Offer because each Ordinary Share tendered in the Offer reduces the likelihood that the Maximum Tender Condition and Net Tangible Assets Condition will be satisfied, and reduces the amount of funds available to us to consummate an initial business combination. Consequently, each Ordinary Share tendered makes it less likely we will be able to take advantage of the Extension, conduct the Transaction Tender Offer and consummate an initial business combination. In addition, each Ordinary Share tendered reduces the funds available for the investment and working capital purposes of the combined company upon consummation of an initial business combination.”

“Promptly following the scheduled Expiration Date, we will publicly announce whether the Maximum Tender Condition, the Extension Condition, the Net Tangible Assets Condition and the other offer conditions have been satisfied or, if waivable, waived, and whether the Offer has been completed, amended, terminated or extended. If such conditions are satisfied or waived, promptly after the Expiration Date, Collabrium shall purchase and pay the Purchase Price for each Ordinary Share validly tendered and not properly withdrawn prior to the Expiration Date.”

“The Board presently does not plan to seek a further extension of the deadline to consummate an initial business combination. However, the Board has not established an outside date beyond which it will not extend the deadline. The Board may in the future change its plans and elect to seek a further extension, if it deems such an extension to be in the best interest of our shareholders.”

In order to change the manner in which any amendments to the Offer will be disseminated, the Offer to Purchase is hereby amended by deleting the question and answer titled “Can the Offer be amended, terminated or extended and, if so, under what circumstances?” on page 7 and replacing it in its entirety with the following:

“Q.	Can the Offer be amended, terminated or extended and, if so, under what circumstances?”

“A.	Due to the requirement in our Charter and the agreement governing the Trust Account that we must liquidate the Trust Account by August 24, 2014, we will not extend the Offer beyond August 24, 2014. We intend to provide interim amendments to the Offer in a manner reasonably calculated to inform security holders of the change, which generally means we will disseminate the amendment in the same manner that we disseminated the Offer to Purchase. We can terminate the Offer if any of the offer conditions listed in “The Offer — Conditions of the Offer” occur, or the occurrence thereof has not been waived. See “The Offer — Extension of the Offer; Termination; Amendment.””

Risk Factors

In order to address the risks that may result from successive depletions of cash from the Trust Account in each tender offer, the Offer to Purchase is hereby amended by deleting the risk factor “Collabrium has incurred and expects to incur significant costs associated with the Extension. . . ” on page 14 of the Offer to Purchase and replacing it in its entirety with the following:

“Collabrium has incurred and expects to incur significant costs associated with the Extension. Whether or not the Extension is completed, the incurrence of these costs and the payments to tendering shareholders will reduce the amount of cash available to be used for other corporate purposes by Collabrium.”

“Collabrium expects to incur significant costs associated with the Extension and the Offer, all or a portion of which may be advanced by our Initial Shareholders, officers, directors and their affiliates. In addition, Collabrium conducted two prior tender offers in connection with two prior extensions of its deadline to complete an initial business combination and incurred significant expenses in connection therewith. As of the date of this Offer, our Initial Shareholders, including our officers and directors and Mason Forty and their respective affiliates, have incurred unpaid reimbursable expenses on our behalf in the aggregate amount of $1,125,000. Whether or not the Extension is completed, these expenses will reduce the amount of cash available to be used for other corporate purposes by Collabrium and by the combined company if an initial business combination is consummated. However, under Collabrium’s Charter, the funds from the Trust Account are not permitted to be used, and have not been used, to pay such expenses.”

“In the prior tender offers, Collabrium paid an aggregate of $18,287,124.88 from the Trust Account to the holders of Ordinary Shares duly tendered and not properly withdrawn in such tender offers. As a result of the prior tender offers and the Contribution, approximately $25,570,000 is presently held in the Trust Account. Collabrium may pay up to an aggregate of an additional $14,168,684.42 to the holders of Ordinary Share duly tendered and not properly withdrawn in this Offer, which would reduce the amount remaining in the Trust Account to approximately $11,400,000. Collabrium does not believe that this minimum amount will be substantially reduced in the event it seeks any further extensions, because it believes that this amount is the minimum necessary to ensure that Collabrium has $5,000,001 in net tangible assets, as required by its Charter.”

“If the amount of Trust Account is further reduced in this Offer or our liabilities for expenses are further increased, in connection with any initial business combination, Collabrium may be compelled to issue more equity securities to the owners of a target business than it would have otherwise been required to do, which would dilute the ownership of Collabrium’s current shareholders. In addition, Collabrium may be forced to obtain debt financing, which could place substantial restrictions on the operation of the combined business after a business combination and on Collabrium’s ability to pay dividends or make other distributions to its shareholders. A reduction in the amount held in the Trust Account or an increase in our expenses liability also may limit the number of potential targets that are willing to engage in negotiations for a business combination with Collabrium. Accordingly, any reduction in cash or increase in expenses may adversely affect Collabrium’s ability to consummate an initial business combination on favorable terms or at all.”

In order to address the risks that may result from transfers of the Initial Shares to Mason Forty, the Offer to Purchase is hereby amended by deleting the risk factor “Concentration of ownership after the Extension may have the effect of delaying or preventing a change in control.” on page 14 of the Offer to Purchase and replacing it in its entirety with the following:

“Concentration of ownership after the Extension may have the effect of delaying or preventing a change in control. Furthermore, our recent changes in ownership may adversely affect our ability to complete an initial business combination.”

“If the Extension is approved, our Initial Shareholders, who have waived their right to participate in the Offer with respect to their Initial Shares, will own approximately 56.4% of the voting power of Collabrium assuming that 1,346,041 of the Ordinary Shares are validly tendered and not properly withdrawn in the Offer. As a result, the Initial Shareholders will have the ability to influence, and in certain cases determine, the outcome of corporate actions of Collabrium requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Ordinary Shares.”

“Furthermore, Mason Forty’s acquisition of beneficial ownership of 27.4% of our outstanding Ordinary Shares may adversely affect our ability to complete an initial business combination. Mason Forty’s views on a potential target business or business combination may diverge from the views of Collabrium’s officers and directors and other Initial Shareholders. In such event, Mason Forty may attempt to exercise its right to appoint directors to our board or otherwise influence our management based on its significant ownership. Any such activity by Mason Forty could interfere with negotiations being conducted by us and delay or prevent an initial business combination.”

Mason Forty

In order to provide additional information about Mason Forty, which beneficially owns 27.4% of our Ordinary Shares, the Offer to Purchase is hereby amended and supplemented:

•	by inserting the following question and answer after the first full paragraph on page 5:

“Q.	What is the background of Mason Forty?”

“A.	Mason Forty is an investment vehicle wholly owned by Quinpario Partners LLC (”Quinpario“), an investment and operating company controlled by Jeffry Quinn that focuses on the specialty chemicals and performance materials sector. Quinpario and Mr. Quinn have business contacts and knowledge that may assist Collabrium in identifying a target business and completing an initial business combination. Mr. Quinn has over 25 years of experience with industrial companies in the areas of mining, refining and chemicals, including as President, Chief Executive Officer and Chairman of the Board of Solutia Inc., a global specialty chemical and performance materials company which was headquartered in St. Louis, MO. Mr. Quinn has significant financial market experience, including participation in two initial public offerings, other equity and debt offerings, and financings. He has senior level executive leadership experience in diverse industries and broad experience in a wide range of functional areas, including strategic planning, mergers and acquisitions, human resources, legal and governmental affairs, and corporate governance. He has served as general counsel and corporate secretary for three different publicly traded companies and has been extensively involved in a number of significant mergers, acquisitions, financings, and other corporate transactions.”

•	by deleting footnote (7) on page 44 and replacing it in its entirety with the following:

“(7)	Michael Krull, as the manager of Mason Forty, Quinpario, as the sole member of Mason Forty, and Jeffry Quinn, as the controlling person of Quinpario, may also be deemed to beneficially own these shares.”

The Offer to Purchase and this Supplement contain important information which should be read carefully before any decision is made with respect to the Offer.

Collabrium Japan Acquisition Corporation
August 8, 2014